Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Derek B. Swanson

Re:	Catalina Marketing Corporation

Ladies and Gentlemen:

On behalf of our client, Catalina Marketing Corporation (the “Company”), we submit this letter in response to the Staff's comments to (i) the Proxy Statement filed by the Company with the Securities and Exchange Commission on May 2, 2007 and (ii) our letter to the Staff in response to the Staff's comment to the Proxy Statement (the “Initial Response Letter”) filed with the Securities and Exchange Commission on May 15, 2007, as communicated to us in a telephone conversation on May 23, 2007. For your ease of reference, the substance of your comments is restated below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Response Letter.

1.

Clarify whether L. Dick Buell, Chief Executive Officer of the Company, participated in meetings of the Special Committee and describe Mr. Buell’s interactions with the Special Committee; specify whether Mr. Buell made available to H&F any of the information he obtained from the Special Committee; confirm that Mr. Buell’s discussions with H&F were limited to employment arrangements with the Surviving Corporation.

As discussed in the Proxy Statement, Mr. Buell was not a member of the Special Committee and, except as described below, did not participate in, or attend any portion of, the Special Committee meetings at which the Special Committee deliberated or voted on strategic alternatives available to the Company. However, the Special Committee, in order to keep itself fully informed of the process, invited Mr. Buell on several occasions to report to the Special Committee on the progress of the due diligence investigations of the various potential bidders. Additionally, at an April 16, 2007 meeting of the Special Committee, Mr. Buell reported that Foley had delivered a proposal to H&F regarding the potential right of members of Senior Management to participate in the equity of Parent following the Merger (as described in the Initial Response Letter).

To our knowledge, Mr. Buell did not make available to H&F, or any other potential bidder with whom he held due diligence discussions, any information regarding the Special Committee’s deliberations with respect to a potential transaction.

We are informed that Mr. Buell’s discussions with H&F were limited to general discussions involving his own and other members of Senior Management’s potential employment arrangements following completion of the Merger, as well as the financial and operational performance and prospects of the Company as part of H&F’s due diligence investigation. We are also informed that Mr. Buell and H&F agreed that they would not engage in any specific negotiations or discussions with respect to potential employment arrangements until some time after the execution of the Merger Agreement.

2.

Discuss whether H&F contacted or held discussions with members of Senior Management (other than Mr. Buell) or their counsel, and if so, describe the nature of such conversations and specify any information conveyed to H&F by such members of Senior Management or their counsel.

We are informed that prior to the execution of the Merger Agreement, Mr. Buell was the only member of Senior Management who directly discussed with representatives of H&F and Parent any potential terms of the employment of Senior Management with the Surviving Corporation or the right to purchase or participate in the equity of Parent by Senior Management (and, thus, indirectly in the equity of the Surviving Corporation). We are also informed that H&F did not contact or hold discussions with any other member of Senior Management with respect to their potential employment arrangements. Further, we are informed that Foley, who transmitted a proposal to H&F on April 15, 2007 (as described above and in the Initial Response Letter), took direction solely from Mr. Buell. Finally, we are informed that H&F did not have any discussions with Foley (other than one telephone call in which H&F requested only clarification with respect to certain terms proposed by Foley) or engage in negotiations with Foley or any member of Senior Management regarding such proposal prior to the signing of the Merger Agreement.

3.	Discuss whether Parent contemplates entering into employment agreements with any members of Senior Management other than Mr. Buell.

Parent has informed us that it contemplates entering into employment agreements with each of Mr. Buell, Rick P. Frier (Executive Vice President and Chief Financial Officer of the Company), and each of Edward C. Kuehnle, Craig H. Scott and Jay Parsons (each, an Executive Vice President of the Company), which agreements are not anticipated to be materially more favorable to such persons than their current arrangements with the Company. Mr. Buell is the only member of Senior Management who has directly engaged in discussions with representatives of H&F and Parent regarding the potential terms of these contemplated agreements, which agreements remain subject to further negotiations and no terms or conditions have been agreed to or finalized as of the date hereof.

4.	Clarify the potential equity ownership in Parent by the employees of the Company

The terms and conditions of the time and performance based options pursuant to which members of Senior Management may acquire equity in Parent have not been agreed upon. However, we are informed that H&F and Parent anticipate that at the time the Merger is completed Parent will adopt an equity incentive plan, pursuant to which current and future employees of the Company may be granted time and performance based options to acquire up to 15% of the outstanding common stock of Parent on a fully diluted basis (the “15% Employee Option Pool”). We are further informed that immediately following the completion of the Merger, Parent anticipates granting, under the 15% Employee Option Pool, (i) options to Senior Management to acquire equity in Parent that would in aggregate represent less than 9% of the outstanding common stock of Parent on a fully diluted basis, and (ii) options to employees of the

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Company other than Senior Management to acquire equity in Parent that would represent in aggregate less than 4.5% of the outstanding common stock of Parent on a fully diluted basis. The remaining approximately 1.5% capacity under the 15% Employee Option Pool will be reserved for issuance to future employees of the Surviving Corporation. In addition to the anticipated grants under the 15% Employee Option Pool, at the time the Merger is completed, members of Senior Management may be offered an opportunity to convert their existing equity interests in the Company into equity interests of Parent (the “Rollover Equity”) which we understand will constitute in the aggregate less than approximately 1% of the outstanding common stock of Parent on a fully diluted basis.1 For clarity, after giving effect to the Rollover Equity and all anticipated grants pursuant to the 15% Employee Option Pool, we are informed that, immediately following the Merger, Senior Management will own, in the aggregate, less than 10% of the outstanding common stock of Parent on a fully diluted basis.

In connection with this letter and the Proxy Statement, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Barry A. Brooks of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6077.

Sincerely,

/s/ Barry A. Brooks

_________________________

1  H&F and Parent have informed us that based upon the current status of negotiations, Mr. Buell is expected to have the opportunity to convert a portion of his existing equity interests in the Company into Rollover Equity which would represent less than 0.5% of the outstanding common stock of Parent on a fully diluted basis. We are informed that this expected amount has increased from 0.2% (as indicated in the Initial Response Letter) to 0.5% as a result of ongoing negotiations and a reduction in the amount of cash that is anticipated to be required for contribution by H&F to the equity of Parent in order to complete the Merger.

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